UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Masimo Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
574795100
(CUSIP Number)
Quentin Koffey
Politan Capital Management LP
c/o Schulte Roth & Zabel LLP
919 Third Avenue, Suite 2300
New York, New York 10022
646-690-2830
With a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2023.

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,739,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,739,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 6

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 3, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to Item 1 and Item 4 below shall be deemed to be a response to all Items where such information is relevant.
ITEM 1.   SECURITY AND ISSUER
Item 1 of the Schedule 13D is hereby amended and supplemented with the following information:
The Reporting Persons each beneficially own an aggregate of 4,739,963 shares of Common Stock. These shares represent approximately 9.0% of the outstanding shares of Common Stock.
ITEM 4.   PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:
On March 3, 2023, Politan filed a motion for leave to file a second amended and supplemented verified complaint  (the “Second Amended and Supplemented Complaint”) with the California State Teachers’ Retirement System (“CalSTRS”) as a co-plaintiff in the action entitled Politan Capital Management LP, et. al, v. Kiani, et. al., pending in the Delaware Court of Chancery as Case No. 2022-0948-NAC (the “Litigation”). The Second Amended and Supplemented Complaint alleges that the employment agreement of the Issuer’s CEO, Joe Kiani, (the “Employment Agreement”) contains multiple unlawful provisions that improperly strip the Issuer’s Board of Directors of its authority, entrench Mr. Kiani and the Issuer’s incumbent Board of Directors in office and impede stockholders’ exercise of their voting rights. Accordingly, the Second Amended and Supplemented Complaint asserts, among other things, that the Employment Agreement is void or voidable, in whole or in part, that the Employment Agreement constitutes waste, and that the Issuer’s Board of Directors breached its fiduciary duties by adopting the Employment Agreement and two subsequent amendments thereto and by refusing to take any action in response to Politan’s request that the Issuer’s Board of Directors disable, waive or amend the change in control provision contained in the Employment Agreement. The Second Amended and Supplemented Complaint further challenges certain aspects of Mr. Kiani’s limited waiver of the change in control provision for the 2023 annual meeting on the grounds that it impermissibly strips any non-incumbent directors elected at the 2023 annual meeting of certain voting rights held by the incumbent directors.
CalSTRS currently owns 82,020 shares of the Issuer, which is less than 1% of the 52,601,943 shares of outstanding Common Stock and has continuously owned the Issuer’s Common Stock for several years. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California. CalSTRS has a $302.1 billion portfolio as of December 31, 2022 and is the second largest state public pension fund in the United States. The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605. The Reporting Persons, on the one hand, and CalSTRS, on the other hand, do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Common Stock held by the other, disclaim beneficial ownership for all purposes of the Common Stock held by the other, and disclaim membership in a “group”.
ITEM 7.   MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

*Previously filed.

CUSIP No. 574795100	Page 7
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 6, 2023
POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
Name: Quentin Koffey

CUSIP No. 574795100	Page 8
INDEX TO EXHIBITS
Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

*Previously filed.